July 30, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Joyce Sweeney, Sr. Staff Accountant Christine Dietz, Sr. Staff Accountant Matthew Derby, Staff Attorney Kathleen Krebs, Special Counsel

Re:	Vemanti Group, Inc. Amendment No. 4 to Registration Statement on Form 10-12G Filed July 2, 2021 File No. 000-56266

Dear Ms. Sweeney:

On behalf of Vemanti Group, Inc., a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 to Registration Statement on Form 10/A (the “Amended Form 10”) in response to the comments of the staff (the “Staff”), dated July 16, 2021, with reference to the Company’s Amendment No. 4 to Registration Statement on Form 10/A filed with the Commission on July 2, 2021.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 4 to Registration Statement on Form 10

Our Growth Strategies, page 6

1. We note your response to prior comment 1. Please enhance your disclosure by discussing how the company intends to structure the “USD-backed stablecoin.” For example, please clarify whether the digital asset would be issued for, and backed by, the U.S. dollar on a 1:1 basis. In addition, provide risk factor disclosure regarding the risks associated with blockchain technology as well as issuing, purchasing, holding, and trading digital assets, including regulatory risk. Finally, please tell us whether you intend to conduct, or participate in, any other transactions involving digital assets, including offerings referred to as “initial coin offerings”, and whether you hold, or intend to acquire and hold, digital assets other than Bitcoin.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

July 30, 2021

Response:  In response to the Staff’s comment, enhanced disclosure regarding how the Company intends to structure the USD-backed stablecoin has been added to the Amended Form 10 on page 7. In addition, risk factor disclosure regarding the risks associated with blockchain technology as well as issuing, purchasing, holding, and trading digital assets, including regulatory risk has been added to the Amended Form 10 on pages 15 to 31 as requested by the Staff. Further, the Company does not intend to conduct, or participate in, any other transactions, other than those disclosed regarding the USD-backed stablecoin mentioned above on page 7, involving digital assets, including offerings referred to as “initial coin offerings.” Currently, the Company does not hold, or intend to acquire and hold, digital assets other than Bitcoin and, in the future, the Company’s own stablecoin.

Security Ownership of Certain Beneficial Owners and Management, page 28

2. We note your response to prior comment 4. Please revise the Total Combined Voting Power column to reflect the combined percentage voting control rather than the total number of votes.

Response:  In response to the Staff’s comment, the Total Combined Voting Power column has been revised to reflect the combined percentage voting control on page 45 of the Amended Form 10.

We hope the Amended Form 10 and the responses herein address the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely, THE CRONE LAW GROUP P.C.

	By:	/s/ Liang Shih
Liang Shih

cc: Tan Tran

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com